Exhibit 99.1

Investor Contacts:

Russell A. Olson
Chief Financial Officer
011-5255-5109-5751
russell.olson@iusacell.com.mx

Carlos J. Moctezuma
Manager, Investor Relations
011-5255-5109-5780
Iusacell Announcement	carlos.moctezuma@iusacell.com.mx

Mexico City, July 23, 2003 — Grupo Iusacell, S.A. de C.V. (BMV:CEL) (NYSE:CEL) (“Iusacell” or the “Company”) announced today that, on July 22, 2003, its principal shareholders, Verizon Communications Inc. and Vodafone Americas B.V. (the “Principal Shareholders”), received a letter (the “Third Fintech Shareholders Letter”) from Fintech Advisory, Inc. (“Fintech”), in which Fintech again expressed disappointment with the Principal Shareholders’ decision not to engage in discussions with Fintech and invited the Principal Shareholders to meet with Fintech. The Third Fintech Shareholders Letter also stated that Fintech expected to commence offers in Mexico and the United States to acquire 100% of the outstanding shares of capital stock of the Company and was prepared to materially increase its offer price if the Principal Shareholders participated in such tender offer. Fintech also stated in the Third Fintech Shareholders Letter that if the tender offer by Movil Access, S.A. de C.V., a wholly-owned subsidiary of Biper, S.A. de C.V., for all of the outstanding shares of capital stock of the Company, which was commenced on June 30, 2003, is consummated, “we and other creditors will have no choice but to accelerate the Company’s debt to protect our interests.”

The Company will make further public announcements in connection with the tender offers at the appropriate time and as required by Mexican and United States securities laws.

This press release is for informational purposes only. It does not constitute a solicitation/recommendation statement under the rules and regulations of the United States Securities and Exchange Commission (“SEC”). The Company filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 on July 14, 2003 (the “Schedule 14D-9”), an Amendment No.1 to the Schedule 14D-9 on July 16, 2003, an Amendment No.2 to the Schedule 14D-9 on July 21, 2003 and an an Amendment No.3 to the Schedule 14D-9 on July 21, 2003. The Company’s shareholders should read the Schedule 14D-9, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3 and the Amendment No. 4 to the Schedule 14D-9, which will be filed later today with the SEC, as they contain important information. The Schedule 14D-9, the Amendment No. 1, the Amendment No.2, the Amendment No. 3, the Amendment No. 4 and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s web site at www.sec.gov.

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About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico’s nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, León and Mérida. The Company’s service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country’s total population.

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.